UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                                webMethods, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94768C108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     94768C108
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,394,790*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,394,790*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,394,790*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
*This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 1,036,050 shares of common stock, par value $0.01 per shares (the "Shares") of webMethods, Inc., a Delaware corporation, owned, as of April 4, 2007, by Davenport Partners, L.P., a Delaware limited partnership and the 2,358,740 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.     94768C108
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,394,790*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,394,790*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,394,790*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
*This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 1,036,050 shares of common stock, par value $0.01 per shares (the "Shares") of webMethods, Inc., a Delaware corporation, owned, as of April 4, 2007, by Davenport Partners, L.P., a Delaware limited partnership and the 2,358,740 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.     94768C108
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,394,790*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,394,790*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,394,790*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
*This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 1,036,050 shares of common stock, par value $0.01 per shares (the "Shares") of webMethods, Inc., a Delaware corporation, owned, as of April 4, 2007, by Davenport Partners, L.P., a Delaware limited partnership and the 2,358,740 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.     94768C108
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,394,790*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,394,790*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,394,790*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
*This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 1,036,050 shares of common stock, par value $0.01 per shares (the "Shares") of webMethods, Inc., a Delaware corporation, owned, as of April 4, 2007, by Davenport Partners, L.P., a Delaware limited partnership and the 2,358,740 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Shares"), of webMethods, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 3877 Fairfax Ridge Road, South Tower, Fairfax, Virginia 22030.


Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D is being filed by i) Oliver Press Investors, LLC, a Delaware limited liability company ("OPI") and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("Davenport"), and JE Partners, a Bermuda partnership ("JE" and, together with Davenport, the "Partnerships"), ii) Oliver Press Partners, LLC, a Delaware limited liability company ("OPP"), the investment adviser to each of Davenport and JE, iii) Augustus K. Oliver ("Oliver") and iv) Clifford Press ("Press" and, collectively with OPI, OPP and Oliver, the "Filing Parties"). Oliver and Press are United States citizens and the Managing Members of each of OPI and OPP. The business address of the Filing Parties is 152 West 57th Street, 46th Floor, New York, New York 10019.

          None of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Filing Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The amount required by Davenport to purchase the 1,036,050 Shares owned by it was $7,202,177, including commissions. The amount required by JE to purchase the 2,358,740 Shares owned by it was $16,458,316, including commissions. All Shares owned by Davenport and JE were purchased in open market transactions with cash from their respective partnership assets.


Item 4.   Purpose of Transaction.
          ----------------------

          The Partnerships purchased the Shares because OPP, as their investment adviser, believed the Shares to be undervalued. The Filing Parties intend over time to take any and all actions available to them to realize the value which they believe is inherent in the Shares. These actions may include but are not limited to meeting with management and Company stockholders to exchange views regarding the strategic direction of the Company. In addition, such actions may include seeking representation on the Company's Board of Directors by either Mr. Oliver or Mr. Press or both, and seeking to have the Company pursue an extraordinary transaction such as a sale or a merger.

          Depending upon the Filing Parties' views of the Company's business and financial prospects and general market conditions, the Partnerships may purchase additional Shares or dispose of Shares at any time or from time to time.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of April 4, 2007, Davenport owned 1,036,050 Shares and JE owned 2,358,740 Shares, constituting 1.83% and 4.17%, respectively, and 6.0% in the aggregate, of the 56,537,126 Shares reported by the Company to be outstanding as of February 7, 2007 on its most recent Form 10-Q for the quarterly period ended December 31, 2006 filed with the Securities and Exchange Commission on February 9, 2007. OPP as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to the power to direct the disposition of such Shares.

          Attached hereto as Schedule I is a list of all transactions in Shares effected by the Partnerships in the past sixty (60) days. No other Filing Party had any transactions in Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.


Item 7.   Exhibits.
          --------

          Exhibit A - Joint filing agreement, dated as of April 4, 2007, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 4, 2007


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I


                          Purchases by JE Partners, LP



     Date             No. of Shares         Total Cost*         Price Per Share*
     ----             -------------         -----------         ----------------

    22-Feb-07             67,300             $466,792.80             6.9360
    23-Feb-07             33,700             $235,771.94             6.9962
    23-Feb-07             50,500             $352,944.50             6.9890
    26-Feb-07             33,700             $233,166.93             6.9189
    26-Feb-07             44,000             $303,116.00             6.8890
    27-Feb-07            168,750           $1,149,120.00             6.8096
    28-Feb-07            135,000             $919,984.50             6.8147
     1-Mar-07             57,500             $393,185.00             6.8380
     2-Mar-07            151,550           $1,017,127.83             6.7115
     5-Mar-07             79,300             $528,526.57             6.6649
     6-Mar-07             45,694             $308,845.75             6.7590
     7-Mar-07             18,500             $124,656.70             6.7382
     8-Mar-07            196,000           $1,337,347.20             6.8232
     9-Mar-07             36,000             $244,281.60             6.7856
    12-Mar-07              9,296              $63,119.84             6.7900
    13-Mar-07            102,500             $705,179.50             6.8798
    14-Mar-07             27,000             $186,821.10             6.9193
    16-Mar-07             23,500             $164,180.40             6.9864
    19-Mar-07             45,500             $322,544.95             7.0889
    20-Mar-07              1,700              $11,968.00             7.0400
    21-Mar-07            540,000           $3,828,600.00             7.0900
    22-Mar-07              8,500              $60,690.00             7.1400
    26-Mar-07             60,000             $432,342.00             7.2057
    27-Mar-07             26,000             $188,565.00             7.2525
    28-Mar-07              7,500              $54,670.50             7.2894
    29-Mar-07             22,500             $163,596.38             7.2710
    30-Mar-07            112,500             $805,128.75             7.1567
    30-Mar-07             48,750             $349,678.88             7.1729
     2-Apr-07              7,500              $54,621.00             7.2828
     3-Apr-07             41,250             $299,854.50             7.2692
     4-Apr-07            157,250           $1,151,887.70             7.3252

* Including Commissions

                          Purchases by Davenport Partners, LP



     Date             No. of Shares         Total Cost*         Price Per Share*
     ----             -------------         -----------         ----------------

    22-Feb-07             32,700             $226,807.20             6.9360
    23-Feb-07             16,300             $114,038.06             6.9962
    23-Feb-07             24,500             $171,230.50             6.9890
    26-Feb-07             16,300             $112,778.07             6.9189
    26-Feb-07             21,000             $144,669.00             6.8890
    27-Feb-07             81,250             $553,280.00             6.8096
    28-Feb-07             65,000             $442,955.50             6.8147
     1-Mar-07             27,500             $188,045.00             6.8380
     2-Mar-07             73,450             $492,959.68             6.7115
     5-Mar-07             38,200             $254,599.18             6.6649
     6-Mar-07             22,000             $148,698.00             6.7590
     7-Mar-07              9,000              $60,643.80             6.7382
     8-Mar-07             84,000             $573,148.80             6.8232
     9-Mar-07             21,500             $145,890.40             6.7856
    12-Mar-07              4,500              $30,555.00             6.7900
    13-Mar-07             50,000             $343,990.00             6.8798
    14-Mar-07             13,800              $95,486.34             6.9193
    16-Mar-07             11,500              $80,343.60             6.9864
    19-Mar-07             22,000             $155,955.80             7.0889
    20-Mar-07                800               $5,632.00             7.0400
    21-Mar-07            260,000           $1,843,400.00             7.0900
    22-Mar-07              4,000              $28,560.00             7.1400
    26-Mar-07             20,000             $144,114.00             7.2057
    27-Mar-07              9,000              $65,272.50             7.2525
    28-Mar-07              2,500              $18,223.50             7.2894
    29-Mar-07              7,500              $54,532.13             7.2710
    30-Mar-07             37,500             $268,376.25             7.1567
    30-Mar-07             16,250             $116,559.63             7.1729
     2-Apr-07              2,500              $18,207.00             7.2828
     3-Apr-07             13,750              $99,951.50             7.2692
     4-Apr-07             27,750             $203,274.30             7.3252

* Including Commissions

                                   Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D relating to the shares of common stock of webMethods, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).



                                            April 4, 2007


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press